ORBIS

Warszawa , 2003-05-28

United States Securities
and Exchange Commi
Washington D.C. 2054
USA


03022730


SEC MAIL PROCESSING
RECEIVED
JUN 06 2003
WASH. D.C. 152 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 10/2003.
Best regards

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Krzysztof Gerula

Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

Current report no 10/2003.

The Management Board of ORBIS S.A. hereby informs that the Board convenes an Annual General Assembly of „Orbis" S.A. Shareholders to be held on June 26, 2003, at 10.00 a.m., in the corporate headquarters of the Company in Poland, in the conference room of the Sofitel Victoria Hotel in Warsaw, at 11, Królewska street, in accordance with the agenda as follows hereinbelow:

1. Opening of the General Assembly of Shareholders and election of its Chairperson;
2. Confirming that the General Assembly of Shareholders has been properly convened and that it is capable of adopting valid resolutions;
3. Election of the ballot counting committee;
4. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements for the financial year ended on December 31, 2002, and the Management Board's report as well as of the motion of the Management Board concerning the division of profit for the year 2002,
   b) consolidated financial statements of the Orbis Group for the financial year ended on December 31, 2002, and the Management Board's report;
5. Examination and approval of the Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2002, up till December 31, 2002;
6. Examination and approval of the financial statements of "Orbis" S.A. for the period from January 1, 2002, up till December 31, 2002;
7. Adopting a resolution concerning division of profit for the financial year 2002;
8. Adopting a resolution concerning allocation of the past year's profit to equity;
9. Adopting a resolution approving consolidated financial statements of the Orbis Group and the Management Board's report on the activity of the Orbis Group in the financial year 2002;
10. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002;
11. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002;
12. Adopting a resolution granting consent to transfer the title to perpetual usufruct of a plot of land located at Roździeńskiego street in Katowice, Poland;
13. Adopting a resolution granting consent to transfer the title to perpetual usufruct of plots of land located at Motelowa street in Cieszyn, Poland;
14. Adopting a resolution granting consent to transfer the title to perpetual usufruct of a part of plot of land located at Rybaki street in Zegrze Płd., Poland;
15. Adopting a resolution granting consent to transfer the title to perpetual usufruct of a plot of land and the Orbis S.A. ownership title to buildings erected thereon, located at 47, Łopuszańska street in Warsaw, Poland;
16. Adopting a resolution granting consent to transfer the title to perpetual usufruct of plots of land and the Orbis S.A. ownership title to buildings erected thereon, located at 5, Prusimska street in Poznań, Poland;


SEC MAIL PROCESSING
RECEIVED

17. Adopting a resolution concerning approval of the Bye-Laws of the General Assembly of Orbis S.A. Shareholders;
18. Adopting a resolution concerning compliance by Orbis S.A. with the best practice principles contained in the document "Best Practices in Public Companies 2002";
19. Closing the General Assembly of Shareholders.

The Management Board hereby informs that participation in the General Assembly of Shareholders shall be conditional upon filing registered share deposit certificates with the Company at the latest one week prior to the date of the General Assembly. The registered share deposit certificates should be submitted to the Management Board's Office of Orbis S.A., at 16, Bracka street in Warsaw, Poland, room no 515 (V floor), from 9:00 a.m. till 4:00 p.m. The deadline for filing the deposit certificates expires on June 18, 2003.